SpartanNash Company

850 76th Street, S.W.

P.O. Box 8700

Grand Rapids, Michigan 49518

April 27, 2020

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

SpartanNash Company

Form 10-K for the Fiscal Year Ended December 28, 2019

Filed February 26, 2020

File No. 0-31127

Dear Mr. Thompson:

This letter is our response to your comment letter dated April 8, 2020 concerning our Form 10-K for the fiscal year ended December 28, 2019. SpartanNash Company strives to meet or exceed the Commission's requirements in all of our securities filings and has considered your comments very carefully.

With this in mind, we respectfully submit for your consideration the following responses to your comments (which are set forth in italics below).

General, page 1

Please tell us your consideration of including a table of contents which cross references the location of information required by the items of Form 10-K. Refer to General Instruction H(2) of Form 10-K.

Response

In preparing the fiscal 2019 Form 10-K, the Company considered the requirements in the general Form instructions which state “As appropriate, a cross-reference sheet should be filed indicating the location of information required by the Form”. We considered the functionality of Inline XBRL within the Form, which provides reference and linking to sections of the Form, including Document Entity Information, Financial Statements and Notes to the Financial Statements, including subcategory links to satisfy this requirement. The Company will revise future filings to include a table of contents within the body of the document which identifies more specifically each item within the Form and provides hyperlinking.

Note 4. Property and Equipment, page 53

Please tell us your consideration of disclosing the amount of depreciation expense for the years provided. Refer to ASC 360-10-50-1.

Response

The Company considered the requirement to disclose depreciation expense in accordance with ASC 360-10-50-1 in combination with existing disclosures of depreciation and amortization expense as well as intangible asset amortization expense within the footnotes to the consolidated financial statements. Within Note 17, Reporting Segment Information, the Company has disclosed consolidated depreciation and amortization expense of $88.4 million. Separately within Note 5, Goodwill and Other Intangible Assets, the Company has disclosed intangible asset amortization expense of $5.8 million, enabling the reconciliation to depreciation expense of property and equipment of $82.6 million. In future filings, the Company will supplement this disclosure by separately stating depreciation expense associated with property and equipment within the applicable footnote.

Note 13. Income Tax, page 67

Please tell us your consideration of disclosing the nature of the tax credits utilized in the 2019 effective income tax rate reconciliation. Refer to ASC 740-10-50-12.

Response

The Company has considered the guidance within ASC 740-10-50-12 and has disclosed the estimated amount and nature of each significant reconciling item within the tabular effective income tax rate reconciliation.  In fiscal 2019, these tax credits included federal income tax credits related to the Research and Development Tax Credit in the amount of $1.3 million and the Work Opportunity Tax Credit in the amount of $0.5 million. While the Company did not deem these items to be material in the context of the overall financial statements, their significance within the effective tax rate reconciliation was magnified in fiscal 2019 by pension termination and asset impairment charges which substantially reduced reported pre-tax earnings.

The Company will revise future filings to include a general description of the nature of material reconciling items in addition to the line item descriptions already included in the tabular reconciliation.

Note 17. Reporting Segment Information, page 71

Please tell us why depreciation and amortization totals do not agree to depreciation and amortization disclosed in the statements of cash flows. Further, please provide a reconciliation of the total of the reportable segment's depreciation and amortization expense for each segment to your consolidated depreciation and amortization expense. Refer to ASC 280-10-50-30.

Response

Within the statements of cash flows, the Company’s adjustments to reconcile net earnings (loss) to net cash provided by operating activities include a caption titled “Depreciation and amortization”. This caption includes non-cash depreciation and amortization expense amounts associated with the following assets:

•	Property and equipment$82.6 million
•	Intangible assets$5.8 million
•	Debt issuance costs$1.8 million
•	Lease incentives (as a lessor) $0.4 million

The sum of the property and equipment depreciation and intangible asset amortization expense amounts of $88.4 million agrees to the reportable segment total disclosed in Note 17. The Company will revise future filings to include only depreciation associated with property and equipment and intangible asset amortization within the “Depreciation and amortization” caption within the statements of cash flows so that the totals in these sections of the financial statements agree. Amortization expense associated with other immaterial items will be stated separately within cash flows from operating activities. This revision will make the use of the “Depreciation and amortization” caption used elsewhere within the financial statements consistent and will result in agreement between the amounts in the statements of cash flows and reporting segment footnote.

Item 9A. Controls and Procedures, page 74

Please tell us your consideration of disclosing any changes in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308(c) of Regulation S-X.

Response

As part of the Company’s annual reporting procedures, management performs reviews and inquiries throughout the organization in order to identify any changes in internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. In the fourth quarter of fiscal 2019, no changes were identified which satisfied either of these conditions. Due to an administrative error, a statement to disclose that there were no changes in internal control over financial reporting was inadvertently omitted from Item 9A. The Company will revise future filings to provide such disclosure. Additionally, within Item 4 of the Company’s first quarter 2020 Form 10-Q, the Company will disclose that there were no changes to internal control over financial reporting in both the first quarter of fiscal 2020 as well as in the fourth quarter of fiscal 2019.

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SpartanNash Company is committed to serving its investors with complete, accurate and understandable disclosure regarding its operations and financial condition. We appreciate the comments of the Commission.

Please contact me by telephone at 616-878-8023 with any questions or comments regarding this correspondence.

Sincerely, /s/ Mark Shamber
Mark Shamber Executive Vice President and Chief Financial Officer